

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2018

Braden McCurrach, Esq.
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281

> **Re:** **Destination Maternity Corporation**
> **Preliminary Proxy Statement on Schedule 14A filed by Nathan G. Miller,**
>   **Peter O'Malley et. al**
> **Filed April 20, 2018**
> **File No. 0-21196**

Dear Mr. McCurrach:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the Participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

Preliminary Proxy Statement

1.   Please advise us, with a view toward providing revised disclosure, of the consideration given to whether disclosure of adjusted EBITDA on pages 9 and 11 requires additional disclosure pursuant to Rule 100(a) of Regulation G and Item 10(e) of Regulation S-K.

Background to this Solicitation, page 7

2.   Disclosure on page 7 indicates that "…Mr. Miller developed a cost-cutting and revenue enhancement plan to address such issues and presented it to the Board and Management." It is our understanding that while Mr. Miller and certain of his colleagues discussed possible cost cuts with members of the Board and the Company's management on January 29, 2018, Mr. Miller never presented any formal plan to the Board or the Company's management. Please advise or revise as appropriate.

3.   Disclosure on page 7 describes the PIPE Proposal. With a view toward providing revised disclosure, and given disclosure on page 11 that the "Nominees are fully committed to exploring and pursuing paths to enhance stockholder value and representing the interests of all Stockholders," please advise us what consideration the Participants gave to disclosing the material terms of such PIPE Proposal, including pricing and valuation terms.

4.   Disclosure on page 8 indicates that "[o]n March 23, 2018, a representative of Pepper Hamilton communicated to a representative of Cadwalader that the Company was willing to consider an expansion of the Board in order to add *one* of Mr. Miller's nominees." We note that disclosure in the Company's proxy statement indicates that Pepper Hamilton notified Mr. Miller's counsel that the Board proposed to elect one or two new independent directors reasonably acceptable to Mr. Miller before the Annual Meeting." Please advise or revise as appropriate.

5.   Disclosure on page 8 also includes a description of a telephone call on March 25, 2018 between Ms. Ryan and a representative of Guggenheim, during which the Guggenheim representative "indicated that he was impressed with Ms. Ryan's qualifications, that she would be a great candidate on the Board and that the representative was very supportive of her being a director of the Company." It is our understanding that the representative did not express such sentiments. Please advise or revise as appropriate.

6.   Disclosure on page 10 describes Mr. Erdos' letter to Ms. Ryan and Ms. Windal on April 13, 2018. It is our understanding that Mr. Erdos did not propose "to include Ms. Ryan and Ms. Windal on the Company's slate of nominees for election at the 2018 Annual Meeting" or propose "that the Company solicit votes in favor of their election" or "offer to include Ms. Ryan and Ms. Windal on the Company's slate." We note disclosure in the Company's proxy statement that Mr. Erdos inquired whether those nominees would allow the Company to *consider* adding them to the Company's slate of nominees for election at the Annual Meeting and soliciting the Company's stockholders to vote in favor of their election. It is also our understanding that neither Ms. Ryan nor Ms. Windal responded to Mr. Erdos' inquiry. Please advise or revise as appropriate.

7.   We note that the proxy statement does not disclose:

   - the Company's April 10, 2018 proposal, communicated by a representative of Pepper Hamilton to Mr. Miller's counsel, to add two of Mr. Miller's then nominees to the Board, with two incumbent directors not standing for re-election at the Annual Meeting; or
   - a description of the alternative proposal made by Mr. Miller's counsel to a representative of Pepper Hamilton on April 11, 2018 that if Pierre-André Mestre, a member of the Board, were to resign, two of the other incumbent directors (rather than only one) could continue on the Board, with subsequent Board

representation for Orchestra, if any, decided by the new Board, notwithstanding the binding and publicly-disclosed terms of the Support Agreement

With a view toward providing revised disclosure, please advise us what consideration the Participants gave to including the above description to provide a complete picture of the background to the Participants' solicitation.

<u>How many shares of Common Stock must be voted… Page 17</u>

8. Disclosure on page 18 references "the listing standards and rules of the New York Stock Exchange." Please revise to reflect that the Company's common stock is traded on the Nasdaq Global Select Market such that any required vote would be determined in accordance with, among other things, the listing standards and rules of Nasdaq.

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions